

October 23, 2013

Via E-Mail
Mr. Manuel G. Estrada
Chief Financial Officer
International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, Alabama 36602

      Re: International Shipholding Corporation
               Form 10-K for the Year Ended December 31, 2012
               Filed March 11, 2013
               Form 10-Q for the Quarter Ended June 30, 2013
               Filed August 6, 2013
               File No. 001-10852

Dear Mr. Estrada:

      We have reviewed your response letter dated September 27, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated), and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 18
Impairment of Long-Lived Assets, page 19

1. We note from your response to our prior comment 1 that you have provided your proposed disclosure for future filings. We also note that in estimating future cash flows you make assumptions about future charter rates in which the estimated daily time charter rates used for the unfixed days are based on a combination of (i) internally forecasted rates developed for and approved by senior management, and (ii) the trialing 10-year

historical average rates. In light of the fact that shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008, please consider revising your disclosure to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the Company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

Notes to the Financial Statements

Note B. Acquisitions, page F-10
Dry Bulk Cape Holding Inc., Step Acquisition

2. We note from your response to our prior comment 9 that the calculation of the fair value of the purchase consideration included certain amounts other than the one vessel and one newbuilding transferred to DryLog and the intangible asset that was established to reflect the difference between the existing values of the time charter contracts in place at the time as compared to current market rates discounted back to present value. Please explain to us why the purchase consideration includes these additional amounts and specifically tell us the nature of every asset and liability transferred to DryLog in this transaction. Also, please provide for us and include in your revised disclosure, the nature of the specific assumptions used in the valuation of the capsize vessels, using the cost and comparable sales approaches, and the valuation of the intangible asset using the income approach.

Note C. Out of Period Adjustments

3. We note from your response to our prior comment 10 that you have provided a table which indicates the quantitative impact of the adjustments (in the aggregate) on certain line items in the statements of income and balance sheets. In light of the fact that certain errors may have offsetting effects on other errors, we believe that you should provide your quantitative analysis of materiality separately for each error identified, rather than providing it in the aggregate. Please provide us this analysis.

Note V. Stock-Based Compensation, page F-19

4. We note from our response to our prior comment 13 that you will revise your footnote disclosure to include additional information about the methods and significant assumptions used to determine fair value of the time-based and performance-based RSUs. However, we believe that your disclosure of the assumptions used in the Monte-Carlo simulation model should include the specific assumptions used during the periods presented (e.g. 60%-70% volatility). Please confirm that you will revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief